Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated September 25, 2007
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

VODAFONE GROUP CAPITALIZATION AND INDEBTEDNESS
The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the Group, as at March 31, 2007.

	At March 31,
	2007
	£	$
	(in millions)
Share Capital

Called up share capital (68.25 billion ordinary shares of $0.11 3/7 each, authorized, 58,085,695,298 ordinary shares allotted, issued and fully paid)	4,172	8,213

Borrowings and Indebtedness
The borrowings and indebtedness of the Group, excluding intra-group borrowings, at March 31, 2007 were as follows:

	At March 31,
	2007
	£	$
	(in millions)
Short-term borrowings	4,817	9,482

Long-term borrowings	17,798	35,035

Derivative financial instruments *	219	431

Total borrowings and indebtedness (1) - (10)	22,834	44,948

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	The total sterling amount in the table above has been expressed in U.S. dollars solely for convenience and translated at $1.9685 to £1.00, the Noon Buying Rate on 30 March 2007. Within the footnotes the amounts have been expressed in U.S. dollars for convenience at the Noon Buying Rate on the date quoted in each respective footnote or the most recent business date if the quoted date is not a business date.

(2)	At March 31, 2007, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Egypt of £90 million ($177 million) and Vodafone Holdings SA Pty Limited (“VHSA”) of ZAR8 billion ($1.1 billion at the $/ZAR Noon Buying Rate of 7.29).

(3)	At March 31, 2007, Vodafone had issued guarantees in respect of notes issued by its wholly-owned subsidiary Vodafone Americas Inc. (previously Airtouch Communications, Inc.) amounting to £162 million ($319 million) and guaranteed debt of its wholly-owned subsidiary Vodafone Finance K.K. Limited (previously J-Phone Finance Co. Ltd) of £1,117 million ($2,199 million). No other borrowings of the Group are guaranteed as at this date.

(4)	At March 31, 2007, the Group had issued performance bonds with an aggregate value of £109 million ($215 million) that are not included within the above table of indebtedness. These are primarily in respect of undertakings to roll out third generation networks by its subsidiaries in Spain and Ireland. Of this, £57 million ($112 million) is in respect of performance commitments given in Spain.

(5)	As at March 31, 2007, the Group had cash, cash equivalents and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £7,785 million ($15,325 million), giving total net borrowings and indebtedness of £15,049 million ($29,624 million).

(6)	On 8 May 2007, the Group completed its acquisition of companies with interests in Vodafone Essar in India for a cash consideration of US$10.9 billion and acquired debt of approximately US$2 billion. The Group has also granted Essar options to sell all or part of its shareholding for a maximum consideration of US$5 billion between the third and fourth anniversary of the completion of the acquisition.

(7)	On June 6, 2007, Vodafone issued €1.25 billion ($1.69 billion at the $/€ Noon Buying Rate of 1.3492) floating rate notes with a maturity of June 6, 2014.

(8)	On June 6, 2007, Vodafone issued €500 million ($675 million at the $/€ Noon Buying Rate of 1.3492) 5.375% bonds with a maturity of June 6, 2022.

(9)	On 18 July 2007, the Group received $1.3 billion in respect of a 4.99% stake in Bharti Airtel following an irrevocable agreement by a Bharti group company on 9 May 2007 to purchase 5.6% of Bharti Airtel by November 2008.

(10)	Other than the changes mentioned in the above footnotes, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: September 25, 2007	By:	/s/ S R Scott
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary